EXHIBIT H

FORM OF PROPOSED NOTICE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. 35-      /                     , 1999

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by , 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed, or as amended, may be granted and/or permitted to become effective.

Northeast Utilities (70-       )

Northeast Utilities ("NU"), a registered holding company, located at 174 Brush Hill Avenue, West Springfield, MA 01090-0010 has filed an
Application/Declaration pursuant to Sections 6(a)(2), 7, and 12(e) of the Public Utility Holding Company Act of 1935 (Act), and Rules 62 and 65 under the Act.

NU, Consolidated Edison, Inc. (CEI), a New York corporation, CWB Holdings, Inc. (CWB), a Delaware corporation and a wholly owned subsidiary of CEI, and N Acquisition LLC (Merger LLC), a Massachusetts limited liability company, which is directly and indirectly owned by CWB, have entered into an Agreement and Plan of Merger dated as October 13, 1999 (the Merger Agreement). Under the Merger Agreement, CEI will merge with CWB and NU will merge with Merger LLC. Upon the effective date of the Merger Agreement, CWB will change its name to CEI. Under the Merger Agreement, among other things, NU agreed to hold a meeting of its shareholders to obtain the shareholder approvals required to effect the Merger.

NU proposes to solicit proxies from its common shareholders to approve various matters in connection with the Merger at a special meeting, which is expected to be held in early 2000. The NU's shareholders will also be asked to consider and approve certain amendments (Amendment) to NU's Declaration of Trust (the Trust Agreement), to provide for the merger of a Massachusetts limited liability company with and into NU and to fix the number of trustees of NU in accordance with the Merger Agreement. The proposed Amendment will be effected if approved by an affirmative vote of a two-thirds of the outstanding shares. The NU Board of Trustees have already approved the Amendment by a two-thirds vote. The proposed Amendment will be effected if so approved, regardless of whether the merger is consummated. Accordingly, NU requests that an order authorizing the solicitation of proxies to be issued as soon as practicable under Rule 62(d).

At a later date, NU and CEI plan to file an application-declaration with this Commission requesting authority to consummate the merger.

For the Commission, by the Division of Investment Management, pursuant to delegated authority


                             Jonathan G. Katz
                             Secretary